 

Dear friend,

Happy New Year!

With remote learning on the rise across the Enterprise, the edtech and learning sectors are soaring. This, combined with an explosion in Enterprise app usage makes Learnie: Community Microlearning a great investment opportunity.

As a pending B Corp, our commitment to a double bottom line makes investing in Learnie even more exciting... making an impact at home, at work and in the community.

We're in the process of an early capital raise with an award-winning product in-market and we think this is a great chance to change the face of corporate learning.

I've **attached a one pager (pdf)** about our raise and urge you to reply to set up a time to talk.

Warm Regards,
Pete Mastin - CEO, Learnie



Check it out, we're raising funds on



Visit Learnie on WeFunder

Visit MyLearnie.com

 

Dear friend,

Happy New Year!

With remote learning on the rise across the Enterprise, the edtech and learning sectors are soaring. This, combined with an explosion in Enterprise app usage makes Learnie: Community Microlearning a great investment opportunity.

As a pending B Corp, our commitment to a double bottom line makes investing in Learnie even more exciting... making an impact at home, at work and in the community.

We're in the process of an early capital raise with an award-winning product in-market and we think this is a great chance to change the face of corporate learning.

I've **attached a one pager (pdf)** about our raise and urge you to reply to set up a time to talk.

Warm Regards,
Pete Mastin - CEO, Learnie



Check it out, we're raising funds on



Visit Learnie on WeFunder

Visit MyLearnie.com







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